March 7, 2019	CSE: CXXI

C21 Investments Advises No Longer Trading on Frankfurt Exchange

VANCOUVER, March 7, 2019 – C21 Investments Inc. (CSE: CXXI) wishes to advise that as a result of policy changes of the Frankfurt Exchange, the common shares of the Company ceased trading and were delisted from the Frankfurt Exchange under symbol “C6QP” on October 31, 2018. The shares were listed without Company involvement for a very short period of time, and no material number of shares traded on the Frankfurt Exchange.

ON BEHALF OF THE BOARD

SIGNED: “Robert Cheney”

Robert Cheney, CEO, President, Director
For more information contact:
Michael Kidd Tel: (604) 336- 8613
www.cxxi.ca

The CSE has not accepted responsibility for the adequacy or accuracy of this release.